Mail Stop 4561

May 8, 2007

Michael Gearhardt
Chief Financial Officer
MTC Technologies, Inc.
4032 Linden Avenue
Dayton, OH 45432

      Re: MTC Technologies, Inc.
             Form 10-K for the Fiscal Year Ended
             December 31, 2006
             Filed March 13, 2007
             Form 8-K filed February 27, 2007
             File No. 000-49890

Dear Mr. Gearhardt:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 13, 2007

Note A. Summary of Operations and Significant Accounting Policies

Revenue Recognition, page 44

1.   We note in your disclosure that for fixed priced contracts within the scope of SOP 81-1 you recognize revenue based on the percentage of completion method. However, we also note in your accounting policy footnote related to your work-in-process inventory that you also recognize revenue under fixed priced contracts under the completed contract method. Tell us the percentage of fixed price

contracts that are accounted for under the completed contract method and how you considered included disclosing this method in your revenue recognition policy footnote. Refer to paragraph 8 of APB 22.

Stock-Based Compensation, page 46

2.   We note that you adopted SFAS 123(R) on January 1, 2006 and that your current disclosures do not appear to provide all of the disclosures required by SFAS 123(R). Please tell us your consideration for the disclosure requirements included in paragraphs 64-65, 84 and A240-242 of SFAS 123(R). In this regard, your current disclosures do not appear to include the required disclosures under paragraphs A240.c.(2), A240.d.(1) and (2), A240.e.(2)(a)(b) and (d), and A240.h. Please advise.

3.   We also note that the fair value of options on the date of grant included a volatility assumption of 39.6% and an assumption for the expected life of the options of 7.4 years in 2006. Tell us how you determined the expected volatility and the expected life of the options for each year presented. In this regard, please explain the significant decrease in the volatility assumption and the increase in expected life of the options in 2006 in comparison to the assumptions used in 2005 and 2004.

Note D. Long-Term Debt, page 51

4.   We note that in connection with your Credit Agreement you are required to meet certain financial covenants although it is not clear here or on pages 16 and 35 whether you are in compliance with such covenants. Tell us whether you were in compliance with such covenants and how you considered disclosing whether you were in compliance with such covenants as of December 31, 2006.

Note I. Acquisitions, page 54

5.   We note in your disclosures related to your acquisitions on pages 54, 56, 57 and 58 that you reference an independent appraisal when determining the value of certain of your acquired intangible assets. Please be advised that when you refer to an independent valuation specialist, you need to disclose the name of the expert or alternatively, you may remove this reference. If you chose to refer to and identify the independent party, you should also include the expert's consent when the reference is included in a 1933 Act filing. We refer you to Section 436(b) of Regulation C.

Form 8-K filed February 27, 2007

6.   We note you use EBITDA as a performance measure in the Form 8-K noted. Tell us how you considered Questions 8 and 15 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures. In this regard, we note your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad and should include the following:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief